UNITED STATES                 ----------------
                       SECURITIES AND EXCHANGE COMMISSION       SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                001-13843
                                                                ----------------
                                   FORM 12B-25
                                                                ----------------
                           NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                                                      N/A
                                                                ----------------

(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form N-SAR   [_] Form N-CSR

         For Period Ended:         DECEMBER 30, 2006
                          ---------------------------------------

                  [_]      Transition Report on Form 10-K
                  [_]      Transition Report on Form 20-F
                  [_]      Transition Report on Form 11-K
                  [_]      Transition Report on Form 10-Q
                  [_]      Transition Report on Form N-SAR

         For the Transition Period Ended: _____________________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Duane Reade Holdings, Inc.
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Full Name of Registrant

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Former Name if Applicable

440 Ninth Avenue
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Address of Principal Executive Office (Street and Number)

New York, NY 10001
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]    (a)     The reasons  described in reasonable detail in Part III
                        of  this   form   could  not  be   eliminated   without
                        unreasonable effort or expense;

         [_]    (b)     The  subject   annual   report,   semi-annual   report,
                        transition  report on Form 10-K,  Form 20-F, Form 11-K,
                        Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]    (c)     The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Based on new information provided to Duane Reade Holdings, Inc. (the "Company"), the Audit Committee, with the assistance of independent counsel, is currently conducting a review and investigation concerning the propriety of certain real estate transactions and related matters and whether the accounting for such transactions was proper. The Company is delaying the filing of its annual report on Form 10-K for the year ended December 30, 2006 pending the completion of the investigation.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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          John K. Henry               212              273-5700
          --------------           ---------       ----------------
             (Name)               (Area Code)     (Telephone Number)
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(2)      Have all other periodic  reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           [X]  Yes     [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X]  Yes     [_]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,  both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects that there will be changes in results of operations in the quarter and year ended December 30, 2006 from those reported in the corresponding periods in 2005. These changes are reflected in the materials attached hereto as EXHIBIT 1 and incorporated herein by reference.

         As mentioned previously in the Company's press release issued on April 2, 2007, based on new information provided to the Company, the Audit Committee, with the assistance of independent counsel, is currently conducting a review and investigation concerning the propriety of certain real estate transactions and related matters and whether the accounting for such transactions was proper. Based on the current progress of the review, the Company believes that no material corrections to the Company's results of operations for fiscal 2005 and 2006 will be necessary.

         One of these transactions was recorded during the fourth quarter of fiscal 2004 for which the Company believes the accounting treatment was likely improper. The transaction may have resulted in operating income and Adjusted EBITDA for the five months ended December 25, 2004 being overstated by $3.5 million, goodwill and total assets being overstated by $3.5 million as of December 25, 2004 and subsequent balance sheet dates, and combined total stockholders' equity and total liabilities being overstated by $3.5 million as of the corresponding balance sheet dates. Other related corrections may also have an impact on the Company's financial condition and results of operations for fiscal 2005 and 2006, but the Company currently believes the impact of any such corrections on such financial condition and results will not be material.

         The Company is currently in the process of determining whether any required corrections of the accounting treatment for transactions recorded prior to the July 30, 2004 Oak Hill acquisition (the "Acquisition") will have a material impact on the Company's financial statements for those periods. The Company believes, based on the current progress of the review and the application of purchase accounting in connection with the Acquisition, that any required corrections to the Company's accounting treatment for such transactions recorded in the pre-Acquisition periods will have no material impact on the Company's financial statements for the post-Acquisition periods. To date, the Company has determined that one such transaction, which resulted in the recording of approximately $2.1 million of pre-tax income during the 2001 fiscal year, should not have resulted in the recording of such income, although the correction of that item would not have any effect on the Company's financial condition or results of operations for periods subsequent to the Acquisition.

         Because the review, which extends back to fiscal 2000, is not complete, the Company's current beliefs regarding the materiality of the effects of any necessary corrections are subject to change based on the final outcome of the review. It should be noted that the
         Company's conclusions with respect to the two above-mentioned transactions are preliminary. As noted above, there are other real estate related transactions and other related matters still under review. While the Company does not currently believe that a restatement of fiscal 2005 and 2006 is required, the review is not complete, and restatements of previously-issued financial statements may be required. As a result of the complexity of the ongoing review, the filing of the Company's annual report on Form 10-K for the year ended December 30, 2006 will be delayed, pending the completion of the review.

         Except for historical information contained herein, the statements in this notification are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, this document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the drug store industry in general and in the New York metropolitan area, the ability to open and operate new stores, the continued efforts by payers and government agencies to reduce prescription reimbursement rates and prescription drug benefits, the strength of the economy in general, the economic conditions in the New York greater metropolitan area, changes in federal and state laws and regulations, including the potential impact of changes in regulations surrounding the importation of pharmaceuticals from foreign countries and changes in laws governing minimum wage requirements, changes in the Company's operating strategy, capital expenditure plans or development plans, the Company's ability to attract, hire and retain qualified pharmacy and other personnel, the Company's significant indebtedness, labor disturbances, the continued impact of, or new occurrences of, terrorist attacks in the New York greater metropolitan area and any actions that may be taken in response, demographic changes, the Company's ability to limit fraud and shrink, the results of the Company's review and investigation described above and recalls of pharmaceutical products due to health concerns or other reasons. Those and other risks are more fully described in the Company's reports filed with the SEC from time to time, including its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

                           DUANE READE HOLDINGS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   APRIL 2, 2007             By  /s/ John K. Henry
     -----------------               ----------------------------------------
                                     Name:  John K. Henry
                                     Title: Senior Vice President and
                                            Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)